FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fourth Quarter and Fiscal Year 2013 Ended June 30, 2013

Q4 Financial Highlights

•	Quarterly revenues of $113.4 million, representing an increase of 28.7% compared to $88.1 million year over year, and an increase of 87.7% compared to $60.4 million quarter over quarter.

•	Gross margin at 34.3%, as compared to 41.4% year over year, and 43.8% quarter over quarter.

•	Non-GAAP net income attributable to Hollysys of $16.6 million, a 32.8% increase compared to $12.5 million year over year, and a 41.9% increase compared to $11.7 million quarter over quarter

•	Non-GAAP Diluted EPS at $0.29 reported for the quarter, as compared to $0.22 year over year, and $0.21 quarter over quarter.

•	Backlog of $488.7 million as of June 30, 2013, a 25.4% increase compared to $389.8 million year over year, and 30.7% increase compared to $374.0 million quarter over quarter.

•	Quarterly DSO of 153 days, as compared to 139 days year over year, and 250 days quarter over quarter.

•	Inventory turnover days of 40 days for the current quarter compared to 53 days year over year, and 78 days quarter over quarter.

•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $133.1 million as of the current quarter end.

Fiscal Year Financial Highlights

•	Revenues of $349.1 million, representing an increase of 8.5% compared to $321.7 million year over year.

•	Gross margin at 35.4%, as compared to 39.3% year over year.

•	Non-GAAP net income attributable to Hollysys of $57.6 million, a 0.4% increase compared to $57.4 million year over year.

•	Non-GAAP Diluted EPS at $1.02 reported for current year, as compared to $1.03 year over year.

•	DSO of 180 days, as compared to 145 days year over year.

•	Inventory turnover of 52 days, versus 54 days year-over-year.

Beijing, China – August 14, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2013 fourth quarter and fiscal year ended on June 30, 2013 (see attached tables). Dr. Changli Wang, Chairman and CEO of Hollysys, stated:

Hollysys Automation Technologies, Ltd	Page 2
August 14, 2013

“Looking back of the past fiscal year 2013, we were making strides under the circumstances of the slowdown of economic growth and economic restructure adjustment, which hampered our progress. In the early of this fiscal year, industrial automation growth rate declined sharply, which knocked us that the situation was worse than we expected and could last for a relatively long period. Even though we outperformed the whole industry and other automation providers, we were not satisfied and we did not complain. We analyzed the business environment calmly and adjusted our strategies in time. At that time our small medium enterprises got affected by the weak economy most, we set the strategies that vertically we would enhance our position in the high-end industrial automation market and spare no efforts to increase our market share in mid to low end markets; and horizontally we would dig deep the potentials of each customer to supply entire automation and control solutions and service leveraging our complete and mature products and platforms. Meanwhile we organized industry professional teams and appointed some new sales managers and conducted some personnel change, cut some management members’ bonus and salary including myself, to boost our will to fight. In the past fiscal year, even though difficult, we overcome the hardships and obstacles and till this quarter, we recovered growth rate of industrial automation, and going into next fiscal year we believe that with the recovery of the economy and rail orders inflow, we could deliver much better results. Here I would like to share some of our achievements and breakthroughs and our future development thoughts in the specific areas:

Last calendar year we released new generation of Distributed Control System (“DCS”) to the market, and it soon emerged as the most competitive product in terms of comprehensive capability, till now it has built up successful application track record, and we won several significant projects in the high-end market in the thermal power and chemical industries. One significant project is to provide the ProfiBus DCS for 2×1GW ultra-supercritical thermal power generating units in Fujian Hongshan Thermal Power Plant, the DCS is designed to control more than 13,000 points and the ProfiBus to control over 3,600 distributed devices, which is currently the largest ProfiBus DCS project in thermal power industry in China; Another significant contract win is in Chemical industry, which is to provide the complete suite of automation and control systems for Fujian Tianchen Yaolong New Material Co. Ltd. for the 20 ton/year caprolactam project of more than 16,000 points, which is also the largest one in this industry in terms of its scale and complexity.

We are proud of our achievements in DCS, what’s more, our proprietary Safety Instrumented System named HiaGuard SIS used for the emergency shut down and safety protection in the industrial plants, which was released to the market at the end of last year, has also accumulated successful application cases, and we will accelerate the marketing process in the near future. Our HiaGuard SIS was certified according to international standards, and currently is the only domestic proprietary technology in China, we believe it will contribute more for the revenue growth by complementing our total solution providing.

Besides of the safety protection system, because the government has issued more stringent regulations and incentive policies for energy conservation and emission reduction, one of our software systems named Energy Management System ("EMS") achieved exciting growth compared with last year, the related software packages we have include Process Optimization System, Real-time Management Information System, Asset Management System, Operator Training System and etc, which will play a more important role in our future revenue contribution.

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August 14, 2013

Despite of all the exciting achievements, we have to admit that last year because of the slowdown of the economy, we do have some business stagnated, like our newly developed Large Scale Comprehensive Control and Safety Surveillance System in the mining industry, which was successfully applied in Datong Mining Group, while because of the external conditions, some bidding and big contracts signing were postponed. But we are confident this business will be recovered and booming in the near future given the demand for safety protection.

Even though the market recovery may last for another period, we feel fortunate that we take the leading position in the rising industrial automation industry, and because of China’s demographic change and environmental protection, there will be more and more automation and control application opportunities, and China’s industrial automation market potential is large enough for us to expand. Going forward, we will further penetrate and expand our business in the high-end market, and dig deep the potentials and enlarge our service scope for the existing old customers. Moreover, we will continue to increase our overall market share in the industrial automation, nurture and quickly take commanding height in our new businesses leveraging our advanced technologies, experienced professionals, profound industry expertise, customization and innovation capability.

In the high-speed rail sector, it is another frozen year for fiscal year 2013, the reorganization of Ministry of Railways and the personnel change took much longer time than we expected, and some rail orders were repeatedly postponed; the domestic market has plummeted more than expected; However, we still worked our way for providing high quality products with full safety integrity and made sure all the contracts signed for those we should take. What is exciting and encouraging is that since June we have signed two significant high-speed rail signaling system contracts, one is Datong-Xi'an high-speed rail line Yuanping-Xi'an section, the other is Mudanjiang-Suifenhe high-speed rail line, with the contract value at $14.72 million and $5.47 million respectively. The accelerated orders signing process restored public confidence, we will tightly follow and grasp the opportunity of the intercity high-speed rail line construction and take the market share as much as we can. We believe with our key position in China’s high-speed rail signaling system providing, superior products performance and well-reputed track record, we are well prepared to take our fair share in the high-speed rail signaling market In the near future.

In the subway sector, the development of subway signaling system CBTC is finished and we are currently preparing to test our system with several subway construction customers, and we believe that our proprietary subway signaling system will be in a good position to be applied on the subway lines in both China and abroad.

Nuclear automation and control business continued its delivering process, in this quarter our proprietary HOLLiAS-N Distributed Control System ("HOLLiAS-N DCS") was successfully applied to Unit 1 of Ningde Nuclear Power Plant ("Ningde NPP") and Unit 1 of Hongyanhe Nuclear Power Plant ("Hongyanhe NPP"). We are glad of the continuous development of nuclear power plants after Japan’s Fukushima nuclear accident.. Currently China’s nuclear power usage level is much lower than the world average, with China’s enormous demand for electricity and pursuit of clean energy and environment protection, we believe with our leading position in the industry, we will continue to benefit from China’s nuclear development.

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Overseas, we are excited of Bond Group’s solid financial and operational performance and strong orders backlog, while some large contracts of Concord delayed. In the next phase, we will accelerate the overseas business expansion, ensure the healthy development of Bond and Concord’s original business, and increase our proprietary products and systems providing leveraging their market resources, and improve our overseas business gross margin. Our target is to have more than 1/3 of our group’s revenue from overseas in the next five years.

In addition, analysts and investors are invited to attend our Annual Investor Day in the middle of October at our Beijing premises, which will be filled with showcasing our whole executive team, insightful presentations from various corporate executives and facility tour, to further enhance our transparency, corporate investor relations and communication. Our shareholders who would like to participate in this annual event shall contact their brokerage firms or contact with us directly to arrange the reservation; we are looking forward to meeting with you in October at our premises.”

The Fourth Quarter and Fiscal year 2013 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Fiscal year ended
	June 30, 2013	June 30, 2012	% Change	June 30, 2013	June 30, 2012	% Change

Revenues	$113,432	88,117	28.7%	349,055	321,704	8.5%
Integrated contract revenue	$108,071	83,829	28.9%	328,551	304,967	7.7%
Products sales	$5,361	4,288	25.0%	20,504	16,736	22.5%
Cost of revenues	$71,635	51,610	38.8%	222,539	195,357	13.9%
Gross profit	$41,797	36,507	14.5%	126,516	126,347	0.1%
Total operating expenses	$20,097	19,271	4.3%	64,367	59,769	7.7%
Selling	$6,770	6,489	4.3%	26,794	27,637	(3.1)%
General and administrative	$11,709	7,709	51.9%	28,048	24,886	12.7%
Research and development	$9,137	7,014	30.3%	32,507	25,552	27.2%
VAT refunds and government subsidies	$(7,519)	(1,942)	287.1%	(22,982)	(18,306)	25.5%
Income from operations	$21,700	17,236	25.9%	62,149	66,578	(6.7)%
Other income, net	$(1,251)	(499)	150.8%	1,734	793	118.7%
Gains on disposal of long term investment	$-	2,044	(100.0)%	-	2,044	(100.0)%
share of net (loss) income of equity investees	$815	(1,690)	(148.2)%	297	(3)	(9561.2)%
Dividend income from cost investees	$-	-	-	834	(3)	26638.2%
Interest income	$659	636	3.6%	3,075	1,752	75.5%
Interest expenses	$(300)	(596)	(49.7)%	(1,861)	(3,098)	(39.9)%
Income tax expenses(credit)	$4,741	4,611	2.8%	8,097	10,352	(21.8)%
Non-GAAP net income attributable to non-controlling interest	$327	52	528.8%	526	352	49.6%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$16,556	12,468	32.8%	57,605	57,361	0.4%
Basic Non-GAAP EPS	$0.29	0.22	31.8%	1.03	1.03	0.0%
Diluted Non-GAAP EPS	$0.29	0.22	31.8%	1.02	1.03	(1.0)%

Share-based compensation expense	$29	725	(96.0)%	1,599	1,139	40.4%
Amortization of acquired intangibles	$2,848	-	100%	2,848	-	100%
Acquisition-related contingent consideration fair value adjustments	$1,163	-	100%	1,163	-	100%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$12,516	11,743	6.6%	51,994	56,222	(7.5)%
Basic GAAP EPS	$0.22	0.21	4.8%	0.93	1.01	(7.9)%
Diluted GAAP EPS	$0.22	0.21	4.8%	0.92	1.01	(8.9)%

Basic weighted average common shares outstanding	56,604,423	55,998,917	1.1%	56,167,592	55,659,765	0.9%
Diluted weighted average common shares outstanding	56,918,626	56,063,561	1.5%	56,412,469	55,828,361	1.0%

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August 14, 2013

Operational Results Analysis for the Fourth quarter ended June 30, 2013

For the three months ended June 30, 2013, total revenues increased by 28.7% to $113.4 million, from $88.1 million for the same period in the prior year. Of the total revenues, revenue from integrated contracts increased by 28.9% to $108.1 million, as compared to $83.8 million for the same period of the prior year; revenue from products sales increased by 25.6% to $5.4 million, as compared to $4.3 million for the same period of the prior year. The Company’s total revenue by segment was as followings:

	Three months ended June 30,
	2013		2012
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	59.1	52.1%	48.7	55.3%
Rail Transportation	28.5	25.1%	28.8	32.7%
Mechanical and Electrical Solution	23.2	20.5%	2.0	2.2%
Miscellaneous	2.6	2.3%	8.6	9.8%
Total	113.4	100.0%	88.1	100.0%

Starting from this quarter, the integrated revenue is presented in slightly different break-down manner from the previous earnings releases to better reflect our business. The Mechanical and Electrical Solution (M&E) segment reflects the revenue from the newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (Bond), and the revenue from Concord’s mechanical and electrical solution business.

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As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 36.8% for the three months ended June 30, 2013, as compared to 41.4% for the same period of the prior year. The gross margin for integrated contracts and product sales excluding non-cash amortization of acquired intangibles were 35.0% and 74.5% for the three months ended June 30, 2013, as compared to 40.8% and 54.1% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 34.3% for the three months ended June 30, 2013, as compared to 41.4% for the same period of the prior year. The gross margin for integrated contracts and product sales including non-cash amortization of acquired intangibles, were 32.3% and 74.5% for the three months ended June 30, 2013, as compared to 40.8% and 54.1% for the same period of the prior year respectively.

For the three months ended June 30, 2013, selling expenses were $6.8 million, as compared to $6.5 million for the same quarter of the prior year, representing an increase of $0.3 million or 4.6% year over year. As a percentage of total revenues, selling expenses were 6.0% and 7.4% for the three months ended June 30, 2013, and 2012, respectively.

General and administrative expenses, excluding non-cash share-based compensation expense, were $11.7 million for the quarter ended June 30, 2013, representing an increase of $4.0 million, or 51.9%, as compared to $7.7 million for the same period of the prior year. The increase was consisted of an increase of $1.4 million from the newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (Bond), and an increase of $2.0 million in bad debt allowance. As a percentage of total revenues, G&A expenses were 10.3% and 8.7% for the three months ended June 30, 2013 and 2012, respectively. Including the non-cash share-based compensation expense, recorded on a GAAP basis, G&A expenses were $11.7 million and $8.4 million for the three months ended June 30, 2013 and 2012, respectively.

Research and development expenses were $9.1 million for the three months ended June 30, 2013, as compared to $7.0 million for the same quarter of the prior year, representing a year over year increase of $2.1 million, or 30.3%. The increase was mainly due to the certification cost of safety systems. As a percentage of total revenues, R&D expenses were 8.1% and 8.0% for the quarter ended June 30, 2013 and 2012, respectively.

The VAT refunds and government subsidies amounted to $7.5 million for three months ended June 30, 2013, as compared to $2.0 million for the same period in the prior year, representing an increase of $5.5 million. The large increase was mainly due to an increase of $2.6 million in government subsidy, as compared to $0.1 million for the same prior year period.

The income tax expenses and the effective tax rate were $4.7 million and 27.0% for the three months ended June 30, 2013, as compared to $4.6 million and 28.1% for the same prior year period.

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For the three months ended June 30, 2013, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses, amortization of acquired intangibles and acquisition-related contingent consideration fair value adjustments was $16.6 million or $0.29 per diluted share based on 56.9 million shares outstanding. This represents an increase of $4.1 million, or 32.8%, over the $12.5 million, or $0.22 per share based on 56.1 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $12.5 million, or $0.22 per diluted share representing an increase of $0.8 million or 6.8%, over the $11.7 million, or $0.21 per diluted share reported in the prior year period.

Operational Results Analysis for the fiscal year ended June 30, 2013

For the fiscal year 2013, total revenues increased by 8.5% to $349.1 million, from $321.7 million of the prior year. Of the total revenues, revenue from integrated contracts increased by 7.7% to $328.6 million, as compared to $305.0 million of the prior year; revenue from products sales increased by 22.5% to $20.5 million, as compared to $16.7 million for the prior fiscal year. The Company’s total revenue by segment was as followings:

	Fiscal year ended June 30,
	2013		2012
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	211.7	60.6%	190.3	59.1%
Rail Transportation	82.3	23.6%	100.9	31.4%
Mechanical and Electrical Solution	36.2	10.4%	2.0	0.6%
Miscellaneous	18.9	5.4%	28.5	8.9%
Total	349.1	100.0%	321.7	100.0%

As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 36.2% for the fiscal year 2013, as compared to 39.3% for the prior year. The gross margin for integrated contracts and product sales excluding non-cash amortization of acquired intangibles were 34.3% and 66.8% for the fiscal year 2013, as compared to 38.0% and 62.9% for the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 35.4% for the fiscal year 2013, as compared to 39.3% for the prior year. The gross margin for integrated contracts and product sales including non-cash amortization of acquired intangibles were 33.5% and 66.8% for the year ended June 30, 2013, as compared to 38.8% and 62.9% for the prior year respectively.

For fiscal year 2013, selling expenses were $26.8 million, representing a slightly decrease of $0.8 million, or 3.1%, as compared to $27.6 million year over year. As a percentage of total revenues, selling expenses were 7.7% and 8.6% for fiscal year 2013 and 2012, respectively.

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General and administrative expenses, excluding non-cash share-based compensation expense, were $28.0 million for the fiscal year 2013, representing an increase of $3.2 million, or 12.7%, as compared to $24.9 million year over year. The increase was mainly due to newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (Bond). As a percentage of total revenues, G&A expenses were 8.0% and 7.7% for fiscal year 2013 and 2012, respectively. Including the non-cash share-based compensation expense, recorded on a GAAP basis, G&A expenses were $29.6 million and $26.0 million for the fiscal year 2013 and 2012, respectively.

Research and development expenses were $32.5 million for the fiscal year 2013, as compared to $25.6 million of the prior year, representing an increase of $6.9 million, or 27.0%. The increase was mainly due to the certification cost of safety systems. As a percentage of total revenues, R&D expenses were 9.3% and 7.9% for the year ended June 30, 2013 and 2012, respectively.

The VAT refunds and government subsidies amounted to $23.0 million for the year ended June 30, 2013, as compared to $18.3 million for the prior year, representing an increase of $4.7 million. The increase was consisted of an increase of $3.1 million in VAT refund, and an increase of $1.6 million in government subsidies.

The income tax expenses and the effective tax rate were $8.1 million and 13.4% for the fiscal year 2013, as compared to $10.4 million and 15.5% for the prior year. During this year, Beijing Hollysys, one of our subsidiaries, was certified as a Key Software Enterprise for calendar year 2011 and 2012, and applied to a preferential income tax rate of 10% retroactively from January 2011 to December 2012. The company thus recognized an income tax credit of $2.7 million during this year. Excluding this impact, the income tax expense and the effective tax rate were 10.8 million and 17.8% for the fiscal year 2013.

For the fiscal year 2013, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses, amortization of acquired intangibles and acquisition-related contingent consideration fair value adjustments was $57.6 million or $1.02 per diluted share based on 56.4 million shares outstanding. This represents an increase of $0.2 million, or 0.4%, over the $57.4 million, or $1.03 per share based on 55.8 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $52.0 million, or $0.92 per diluted share representing a decrease of $4.2 million or 7.5%, over the $56.2 million, or $1.01 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of June 30, 2013 was $488.7 million, representing an increase of 30.7% compared to $374.0 million as of March 31, 2013, and an increase of 25.4% compared to $389.8 million as of June 30, 2012.The detailed breakdown of the backlog by segment was as followings:

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			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2013-6-30		2013-3-31			2012-6-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	155.5	31.8%	146.3	39.1%	6.3%	150.9	38.7%	3.0%
Rail Transportation	210.0	43.0%	202.9	54.3%	3.5%	196.9	50.5%	6.6%
M&E	94.5	19.3%	-	-	-	11.8	3.0%	701.8%
Miscellaneous	28.7	5.9%	24.8	6.6%	15.7%	30.2	7.8%	(5.1%)
Total	488.7	100.0%	374.0	100.0%	30.7%	389.8	100.0%	25.4%

Cash Flow Highlights

The net cash used by operating activities was $9.1 million for the three months ended June 30, 2013; including investing and financing activities, the total net cash inflows for this quarter was $1.9 million. Of the total net cash inflows, there was a cash inflow of matured time deposits with original maturities over three months amounting to $7.6 million and $4.5 million provided by Bond Group after acquisition included in investing activities during this quarter.

For fiscal year 2013, the total net cash inflow was $15.9 million, mainly consisted of $30.7 million provided by operating activities, $7.5 million proceeds from short-term loan, and $28.1 million from matured time deposits with original maturities over three months; offset by $19.6 million deposited in banks from current accounts to time deposits with maturities between six months and one year, $4.6 million used for repayment of short-term loans, $9.1 million used for purchase of property, plant and equipment, $12.0 million used for Bond acquisition, and $8.2 million used for repayment of long-term loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $133.1 million, $128.9 million, and $117.9 million as of June 30, March 31, 2013, and June 30, 2012, respectively. Of the total $133.1 million as of June 30, 2013, cash and cash equivalents were $112.2 million, and time deposits with original maturities over three months were $20.9 million.

For the three months ended June 30, 2013, Days Sales Outstanding (“DSO”) was 153 days, as compared to 139 days year over year and 250 days quarter over quarter; and inventory turnover was 40 days, as compared to 53 days year over year and 78 days quarter over quarter. For the year ended June 30, 2013, DSO is 180 days as compared to 145 days for the prior year; and inventory turnover is 52 days as compared to 54 days for the prior year.

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Outlook for FY 2013

Dr. Wang concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we set our guidance for fiscal year 2014 with revenue in the range of $460 million to $490 million and non-GAAP net income in the range of $65 million to $69 million.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 a.m. Beijing Time on August 15, 2013 / 9:00 p.m. U.S. Eastern Time on Aug 14, 2013. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 1158991.

4001-200-539 (China)
800-905-927 (HK)
+852-5808-3202 (HK)
1-855-298-3404 (USA / International)
0800-015-9725 (United Kingdom)
800-616-3222 (Singapore)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

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SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

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August 14, 2013

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars except for per-share data)

	Three months ended June 30,		Fiscal year ended June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$108,071,426	$83,828,981	$328,551,083	$304,967,477
Products sales	5,360,640	4,287,809	20,503,919	16,736,455
Total revenues	113,432,066	88,116,790	349,055,002	321,703,932

Cost of integrated contracts	73,115,802	49,642,555	218,586,778	189,152,826
Cost of products sold	1,366,913	1,967,271	6,799,536	6,204,356
Gross profit	38,949,351	36,506,964	123,668,688	126,346,750

Operating expenses
Selling	6,769,907	6,489,347	26,793,752	27,636,866
General and administrative	11,737,606	8,434,318	29,647,665	26,025,459
Research and development	9,137,481	7,014,091	32,507,314	25,552,297
VAT refunds and government subsidies	(7,518,922)	(1,942,191)	(22,982,148)	(18,306,056)
Total operating expenses	20,126,072	19,995,565	65,966,583	60,908,566

Income from operations	18,823,279	16,511,399	57,702,105	65,438,184

Other income , net	(2,105,435)	(498,796)	879,427	792,817
Gains on disposal of long term investment	-	2,043,977	-	2,043,977
Share of net (loss) income of equity investees	815,484	(1,690,203)	297,177	(3,141)
Dividend income from cost investees	-	-	833,567	-
Interest income	658,851	635,862	3,075,072	1,751,982
Interest expenses	(608,362)	(596,133)	(2,169,667)	(3,097,754)
Income before income taxes	17,583,817	16,406,106	60,617,681	66,926,065

Income taxes (credit) expenses	4,740,711	4,611,241	8,096,798	10,352,318
Net income	12,843,106	11,794,865	52,520,883	56,573,747

Net income attributable to non-controlling interests	326,865	51,738	526,481	351,900
Net income attributable to Hollysys Automation Technologies Ltd.stockholders	$12,516,241	$11,743,127	$51,994,402	$56,221,847

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	3,433,382	(338,501)	4,193,473	5,910,090
Comprehensive income	16,276,488	11,456,364	56,714,356	62,483,837

Comprehensive income attributable to non-controlling interest	351,796	45,895	562,843	373,246
Comprehensive income attributable to Hollysys Automation Technologies Ltd.stockholders	$15,924,692	$11,410,469	56,151,513	62,110,591

Net income per ordinary share:
Basic	0.22	0.21	0.93	1.01
Diluted	0.22	0.21	0.92	1.01
Weighted average ordinary shares used in income per share computation:
Basic	56,604,423	55,998,917	56,167,592	55,659,765
Diluted	56,918,626	56,063,561	56,412,469	55,828,361

Hollysys Automation Technologies, Ltd	Page 13
August 14, 2013

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,	March 31,
	2013	2013
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$112,228,579	$110,359,795
Time deposits with original maturities over three months	20,858,840	18,577,775
Restricted cash	3,390,144	3,413,890
Accounts receivable, net of allowance for doubtful accounts of $20,845,567 and $16,829,999 as of June 30,2013 and March 31,2013, respectively	176,598,496	166,852,870
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $2,361,880 and $2,122,147 as of June 30, 2013 and March 31, 2013, respectively	143,752,978	115,370,719
Other receivables, net of allowance for doubtful accounts of $322,218 and $301,526 as of June 30, 2013 and March 31, 2013, respectively	11,722,535	8,281,165
Advances to suppliers	8,593,175	6,970,029
Amount due from related parties	26,511,454	16,541,775
Inventories, net	34,104,057	28,804,797
Prepaid expenses	1,073,655	657,296
Income tax recoverable	1,704,290	2,839,206
Deferred tax assets	3,033,931	1,855,436
Assets held for sale	2,876,054	-
Total current assets	546,448,188	480,524,753

Advance payment for acquisition of a subsidiary	-	16,390,000
Restricted cash	6,754,117	571,227
Prepaid expenses	425,936	148,654
Property, plant and equipment, net	79,496,315	70,089,301
Prepaid land leases	12,629,664	6,813,099
Acquired intangible assets, net	11,817,596	339,696
Investments in equity investees	16,063,731	13,469,942
Investments in cost investees	3,715,808	3,662,343
Goodwill	65,787,020	27,239,280
Deferred tax assets	1,494,551	1,762,784

Total assets	744,632,926	621,011,079

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	8,329,263	-
Current portion of long-term loans	8,671,080	7,986,000
Accounts payable	111,052,268	81,249,797
Construction cost payable	5,872,553	3,998,158
Deferred revenue	67,066,822	76,304,883
Accrued payroll and related expense	8,966,026	6,611,280
Income tax payable	6,296,759	3,266,278
Warranty liabilities	1,865,784	3,871,383
Other tax payables	22,048,392	20,287,484
Accrued liabilities	18,580,398	14,616,857
Amounts due to related parties	2,080,869	1,825,832
Deferred tax liabilities	2,186,518	213,268
Current portion of acquisition-related contingent payment	5,435,451	-
Total current liabilities	268,452,183	220,231,220

Long-term bank loans	19,104,733	18,874,414
Deferred tax liabilities	3,272,698	126,608
Long-term warranty liabilities	2,094,857	-
Long-term acquisition-related contingent payment	36,233,460	-
Total liabilities	329,157,931	239,232,242

Commitments and contingencies

Equity
Ordinary shares	57,555	56,087
Additional paid-in capital	170,779,250	153,491,661
Statutory reserves	23,146,671	23,144,776
Retained earnings	182,873,145	170,228,187
Accumulated other comprehensive income	36,871,667	33,463,215
Total Hollysys Automation Technologies Ltd. stockholder’s equity	413,728,288	380,383,926

Non-controlling interests	1,746,707	1,394,911
Total equity	415,474,995	381,778,837

Total liabilities and equity	$744,632,926	$621,011,079

Hollysys Automation Technologies, Ltd	Page 14
August 14, 2013

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended June 30, 2013	Fiscal year ended June 30, 2013
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$12,843,106	$52,520,883
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	1,829,171	6,223,644
Amortization of prepaid land leases	39,854	157,504
Amortization of intangible assets	2,647,664	2,847,773
Allowance for doubtful accounts	3,220,253	6,341,873
Loss (Gain) on disposal of property, plant and equipment	42,814	(97,449)
Share of net loss from equity investees	(815,484)	(297,177)
Stock dividends from cost investees	-	(833,567)
Gain on disposal of a subsidiary	-	(6,478)
Share based compensation expenses	29,093	1,599,496
Deferred income tax expenses	548,461	(1,955,829)
Acquisition-related contingent consideration fair value adjustments	1,163,180	1,163,180
Changes in operating assets and liabilities:
Accounts receivable	(1,309,133)	(33,422,591)
Costs and estimated earnings in excess of billings	(20,561,581)	(19,956,215)
Inventories	(4,792,485)	(6,673,261)
Advances to suppliers	(1,363,268)	2,054,370
Other receivables	(2,558,385)	(3,432,599)
Deposits and other assets	(6,595,220)	(4,856,915)
Due from related parties	(11,019,691)	(11,672,808)
Accounts payable	20,166,204	22,435,049
Deferred revenue	(12,267,622)	4,140,209
Accruals and other payable	4,998,425	11,040,307
Due to related parties	213,752	57,762
Income tax payable	3,117,961	53,799
Other tax payables	1,350,459	3,246,426
Net cash (used in) provided by operating activities	(9,072,472)	30,677,386

Cash flows from investing activities:
Time deposits placed with banks	(2,302,722)	(19,592,169)
Purchases of property, plant and equipment	(2,823,340)	(9,087,583)
Proceeds from disposal of property, plant and equipment	333,810	333,810
Maturity of time deposits	7,576,232	28,068,557
Acquisition of a subsidiary, net of cash acquired	4,453,624	(11,936,376)
Proceeds from disposal of a subsidiary	-	112,674
Net cash provided by (used in) investing activities	7,237,604	(12,101,087)

Cash flows from financing activities:
Proceeds from short-term bank loans	7,499,136	7,499,136
Repayments of short-term bank loans	(4,555,348)	(4,555,348)
Proceeds from long-term bank loans	610,588	610,588
Repayments of long-term bank loans	(2,283,648)	(8,237,030)
Proceeds from exercise of share options	351,000	967,200
Net cash provided by (used in) financing activities	1,621,728	(3,715,454)

Effect of foreign exchange rate changes	2,081,924	1,034,772
Net increase in cash and cash equivalents	$1,868,784	$15,895,617

Cash and cash equivalents, beginning of period	$110,359,795	$96,332,962
Cash and cash equivalents, end of period	112,228,579	112,228,579

Hollysys Automation Technologies, Ltd	Page 15
August 14, 2013

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles and acquisition-related contingent consideration fair value adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

Hollysys Automation Technologies, Ltd	Page 16
August 14, 2013

	Three months ended		Fiscal year ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Cost of integrated contracts	$73,115,802	49,642,555	218,586,778	189,152,826
Minus: amortization of acquired intangibles	2,847,773	-	2,847,773	-
Non-GAAP cost of integrated contracts	$70,268,029	49,642,555	215,739,005	189,152,826

General and administrative expenses	$11,737,606	$8,434,318	$29,647,665	$26,025,459
Minus: share-based compensation expenses	29,093	725,050	1,599,496	1,139,368
Non-GAAP general and administrative expenses	$11,708,513	$7,709,268	$28,048,169	$24,886,091

Other income , net	$(2,105,435)	(498,796)	879,427	792,817
Add: acquisition-related incentive share contingent consideration	854,549	-	854,549	-
Non-GAAP Other income , net	$(1,250,886)	(498,796)	1,733,976	792,817

Interest expenses	$(608,362)	(596,133)	(2,169,667)	(3,097,754)
Add: acquisition-related cash contingent consideration fair value adjustments	308,630	-	308,630	-
Non-GAAP Interest expenses	$(299,732)	$(596,133)	$(1,861,037)	$(3,097,754)
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$12,516,241	$11,743,127	$51,994,402	$56,221,847
Add:
Share-based compensation expenses	29,093	725,050	1,599,496	1,139,368
Amortization of acquired intangible assets	2,847,773	-	2,847,773	-
Acquisition-related contingent consideration fair value adjustments	1,163,179	-	1,163,179	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.stockholders	$16,556,286	$12,468,177	$57,604,850	$57,361,215

Weighted average number of ordinary shares	56,604,423	55,998,917	56,167,592	55,659,765
Weighted average number of diluted ordinary shares	56,918,626	56,063,561	56,412,469	55,828,361

Non-GAAP basic earnings per share	$0.29	$0.22	$1.03	$1.03

Non-GAAP diluted earnings per share	$0.29	$0.22	$1.02	$1.03